

March 26, 2024

Charles Treadway
Chief Executive Officer
CommScope Holding Company, Inc.
3642 E. US Highway 70
Claremont, North Carolina 28610

      Re: CommScope Holding Company, Inc.
           Registration Statement on Form S-3
           Filed on March 1, 2024
           File No. 333-277582

Dear Charles Treadway:

We have conducted a limited review of your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3 Filed on March 1, 2024

Cover Page

1. We note that there is no established public trading market for your preferred stock. Accordingly, please revise your prospectus to disclose a fixed price at which the selling stockholders will sell the preferred stock. Refer to Item 501(b)(3) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sarah Sidwell at 202-551-4733 or Evan Ewing at 202-551-5920 with any

Charles Treadway
CommScope Holding Company, Inc.
March 26, 2024
Page 2

other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Daniel Haaren